Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

Three Months Ended March 31,
(dollars in thousands)	2009	2008
Earnings: Loss before provision (benefit) for income taxes	$(237,138)	$ (47,371)
Interest expense	268,407	306,235
Implicit interest in rents	4,398	5,558
Total earnings	$ 35,667	$264,422
Fixed charges: Interest expense	$ 268,407	$306,235
Implicit interest in rents	4,398	5,558
Total fixed charges	$ 272,805	$311,793
Ratio of earnings to fixed charges*	0.13	0.85

*

Earnings were inadequate to cover total fixed charges by $237.1 million for the three months ended March 31, 2009 and $47.4 million for the three months ended March 31, 2008.

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